FINANCIAL SUMMARY

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

FY2018 First Quarter

(April 1, 2017 through June 30, 2017)

English translation from the original Japanese-language document

TOYOTA MOTOR CORPORATION

FY2018 First Quarter Consolidated Financial Results

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

English translation from the original Japanese-language document

August 4, 2017

Company name	:	Toyota Motor Corporation
Stock exchanges on which the shares are listed	:	Tokyo, Nagoya, Sapporo and Fukuoka Stock Exchanges in Japan
Code number	:	7203
URL Representative	: :	http://www.toyota.co.jp Akio Toyoda, President
Contact person	:	Kenta Kon, General Manager, Accounting Division Tel. (0565)28-2121
Filing date of quarterly securities report	:	August 10, 2017
Payment date of cash dividends	:	—
Supplemental materials prepared for quarterly financial results	:	yes
Earnings announcement for quarterly financial results	:	yes

(Amounts are rounded to the nearest million yen)

1.	Consolidated Results for FY2018 First Quarter (April 1, 2017 through June 30, 2017)

(1)	Consolidated financial results (For the three months ended June 30)

	(% of change from previous first quarter)
	Net revenues		Operating income		Income before income taxes and equity in earnings of affiliated companies		Net income attributable to Toyota Motor Corporation
	Million yen	%	Million yen	%	Million yen	%	Million yen	%
FY2018 first quarter	7,047,606	7.0	574,294	-10.6	679,348	0.3	613,056	11.0
FY2017 first quarter	6,589,113	-5.7	642,230	-15.0	677,056	-19.9	552,465	-14.5

(Note)    Comprehensive income: FY2018 first quarter 708,604 million yen ( — %), FY2017 first quarter -139,479 million yen ( — %)

	Net income attributable to Toyota Motor Corporation per common share – Basic	Net income attributable to Toyota Motor Corporation per common share – Diluted
	Yen	Yen
FY2018 first quarter	205.05	202.84
FY2017 first quarter	181.12	179.11

(2)	Consolidated financial position

	Total assets	Mezzanine equity and Shareholders’ equity	Toyota Motor Corporation shareholders’ equity	Ratio of Toyota Motor Corporation shareholders’ equity
	Million yen	Million yen	Million yen	%
FY2018 first quarter	49,456,031	19,023,803	17,874,283	36.1
FY2017	48,750,186	18,668,953	17,514,812	35.9

2.	Cash Dividends

Annual cash dividends per common share
	End of first quarter	End of second quarter	End of third quarter	Year-end	Total
	Yen	Yen	Yen	Yen	Yen
FY2017	—	100.00	—	110.00	210.00
FY2018	—
FY2018 (forecast)		—	—	—	—

(Note)	Revisions to the forecast of cash dividends since the latest announcement: none
Please refer to “(Reference) Cash Dividends on Class Shares” for information regarding cash dividends on class shares, which are unlisted and have different rights from common stock.

3.	Forecast of Consolidated Results for FY2018 (April 1, 2017 through March 31, 2018)

	(% of change from FY2017)
	Net revenues		Operating income		Income before income taxes and equity in earnings of affiliated companies		Net income attributable to Toyota Motor Corporation		Net income attributable to Toyota Motor Corporation per common share – Basic
	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Yen
Full-year	28,500,000	3.3	1,850,000	-7.2	2,050,000	-6.6	1,750,000	-4.4	584.06

(Note) Revisions to the forecast of consolidated results since the latest announcement: yes

Notes

(1)	Changes in significant subsidiaries during the current quarter
(Changes in specified subsidiaries that caused a change in the scope of consolidation): none

(2)	Simplified accounting procedures and specific accounting procedures: yes

Note: For more details, please see page 7 “Other Information”.

(3)	Changes in accounting policies

(i)	Changes by a newly issued accounting pronouncement: yes

(ii)	Changes other than (3)-(i) above: none

Note: For more details, please see page 7 “Other Information”.

(4)	Number of shares issued and outstanding (common stock)

(i)	Number of shares issued and outstanding at the end of each period (including treasury stock): FY2018 first quarter 3,262,997,492 shares, FY2017 3,262,997,492 shares

(ii)	Number of treasury stock at the end of each period: FY2018 first quarter 288,112,262 shares,
FY2017 288,274,636 shares
(iii)	Average number of shares issued and outstanding in each period: FY2018 first quarter 2,974,749,507 shares,
FY2017 first quarter 3,036,810,471 shares

This report is not reviewed.

Cautionary Statement with Respect to Forward-Looking Statements, and Other Information

This report contains forward-looking statements that reflect Toyota’s plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include, but are not limited to: (i) changes in economic conditions, market demand, and the competitive environment affecting the automotive markets in Japan, North America, Europe, Asia and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro, the Australian dollar, the Russian ruble, the Canadian dollar and the British pound, and interest rates fluctuations; (iii) changes in funding environment in financial markets and increased competition in the financial services industry; (iv) Toyota’s ability to market and distribute effectively; (v) Toyota’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (vi) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota’s automotive operations, particularly laws, regulations and government policies relating to vehicle safety including remedial measures such as recalls, trade, environmental protection, vehicle emissions and vehicle fuel economy, as well as changes in laws, regulations and government policies that affect Toyota’s other operations, including the outcome of current and future litigation and other legal proceedings, government proceedings and investigations; (vii) political and economic instability in the markets in which Toyota operates; (viii) Toyota’s ability to timely develop and achieve market acceptance of new products that meet customer demand; (ix) any damage to Toyota’s brand image; (x) Toyota’s reliance on various suppliers for the provision of supplies; (xi) increases in prices of raw materials; (xii) Toyota’s reliance on various digital and information technologies; (xiii) fuel shortages or interruptions in electricity, transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; and (xiv) the impact of natural calamities including the negative effect on Toyota’s vehicle production and sales.

A discussion of these and other factors which may affect Toyota’s actual results, performance, achievements or financial position is contained in Toyota’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

This report contains summarized and condensed financial information prepared in accordance with U.S. generally accepted accounting principles.

(Reference) Cash Dividends on Class Shares

Cash dividends on class shares, which have different rights from common stock, are as follows:

Annual cash dividends per First Series Model AA Class Share
	End of first quarter	End of second quarter	End of third quarter	Year-end	Total
	Yen	Yen	Yen	Yen	Yen
FY2017	—	52.50	—	52.50	105.00
FY2018	—
FY2018 (forecast)		—	—	—	—

(Note) The First Series Model AA Class Shares were issued in July 2015.

TOYOTA MOTOR CORPORATION    FY2018 First Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

TOYOTA MOTOR CORPORATION    FY2018 First Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

1.	Consolidated Financial Statements

(1) Consolidated Balance Sheets

	(Yen in millions)
	FY2017 (March 31, 2017)	FY2018 first quarter (June 30, 2017)	Increase (Decrease)
Assets
Current assets:
Cash and cash equivalents	2,995,075	2,940,829	(54,246)
Time deposits	1,082,654	1,057,514	(25,140)
Marketable securities	1,821,598	1,928,268	106,670
Trade accounts and notes receivable, less allowance for doubtful accounts	2,115,938	1,959,874	(156,064)
Finance receivables, net	6,196,649	6,385,291	188,642
Other receivables	436,867	466,736	29,869
Inventories	2,388,617	2,456,712	68,095
Prepaid expenses and other current assets	796,297	867,313	71,016

Total current assets	17,833,695	18,062,537	228,842

Noncurrent finance receivables, net	9,012,222	9,211,844	199,622
Investments and other assets:
Marketable securities and other securities investments	7,679,928	7,942,459	262,531
Affiliated companies	2,845,639	2,811,012	(34,627)
Employees receivables	25,187	24,471	(716)
Other	1,156,406	1,165,965	9,559

Total investments and other assets	11,707,160	11,943,907	236,747

Property, plant and equipment:
Land	1,379,991	1,380,787	796
Buildings	4,470,996	4,505,738	34,742
Machinery and equipment	11,357,340	11,446,117	88,777
Vehicles and equipment on operating leases	5,966,579	6,038,577	71,998
Construction in progress	474,188	462,735	(11,453)

Total property, plant and equipment, at cost	23,649,094	23,833,954	184,860

Less – Accumulated depreciation	(13,451,985)	(13,596,211)	(144,226)

Total property, plant and equipment, net	10,197,109	10,237,743	40,634

Total assets	48,750,186	49,456,031	705,845

TOYOTA MOTOR CORPORATION    FY2018 First Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

	(Yen in millions)
	FY2017 (March 31, 2017)	FY2018 first quarter (June 30, 2017)	Increase (Decrease)
Liabilities
Current liabilities:
Short-term borrowings	4,953,682	5,111,938	158,256
Current portion of long-term debt	4,290,449	4,145,484	(144,965)
Accounts payable	2,566,382	2,329,333	(237,049)
Other payables	936,938	858,269	(78,669)
Accrued expenses	3,137,827	3,178,003	40,176
Income taxes payable	223,574	237,223	13,649
Other current liabilities	1,210,113	1,324,386	114,273

Total current liabilities	17,318,965	17,184,636	(134,329)

Long-term liabilities:
Long-term debt	9,911,596	10,320,161	408,565
Accrued pension and severance costs	905,070	908,661	3,591
Deferred income taxes	1,423,726	1,482,910	59,184
Other long-term liabilities	521,876	535,860	13,984

Total long-term liabilities	12,762,268	13,247,592	485,324

Total liabilities	30,081,233	30,432,228	350,995

Mezzanine equity
Model AA Class Shares, no par value, authorized: 150,000,000 shares at March 31, 2017 and June 30, 2017 issued: 47,100,000 shares at March 31, 2017 and June 30, 2017	485,877	486,477	600

Shareholders’ equity
Toyota Motor Corporation shareholders’ equity:
Common stock, no par value, authorized: 10,000,000,000 shares at March 31, 2017 and June 30, 2017 issued: 3,262,997,492 shares at March 31, 2017 and June 30, 2017	397,050	397,050	—
Additional paid-in capital	484,013	485,876	1,863
Retained earnings	17,601,070	17,883,709	282,639
Accumulated other comprehensive income (loss)	640,922	714,983	74,061
Treasury stock, at cost, 288,274,636 shares at March 31, 2017 and 288,112,262 shares at June 30, 2017	(1,608,243)	(1,607,335)	908

Total Toyota Motor Corporation shareholders’ equity	17,514,812	17,874,283	359,471

Noncontrolling interests	668,264	663,043	(5,221)

Total shareholders’ equity	18,183,076	18,537,326	354,250

Commitments and contingencies

Total liabilities, mezzanine equity and shareholders’ equity	48,750,186	49,456,031	705,845

Note: The total number of authorized shares for common stock and Model AA Class Shares is 10,000,000,000 shares.

TOYOTA MOTOR CORPORATION    FY2018 First Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

First quarter for the three months ended June 30

Consolidated Statements of Income

	(Yen in millions)
	FY2017 first quarter (Three months ended June 30, 2016)	FY2018 first quarter (Three months ended June 30, 2017)	Increase (Decrease)
Net revenues:
Sales of products	6,159,004	6,578,122	419,118
Financing operations	430,109	469,484	39,375

Total net revenues	6,589,113	7,047,606	458,493

Costs and expenses:
Cost of products sold	5,013,808	5,442,731	428,923
Cost of financing operations	265,418	310,332	44,914
Selling, general and administrative	667,657	720,249	52,592

Total costs and expenses	5,946,883	6,473,312	526,429

Operating income	642,230	574,294	(67,936)

Other income (expense):
Interest and dividend income	56,761	66,760	9,999
Interest expense	(4,923)	(4,388)	535
Foreign exchange gain (loss), net	(29,305)	22,791	52,096
Other income (loss), net	12,293	19,891	7,598

Total other income (expense)	34,826	105,054	70,228

Income before income taxes and equity in earnings of affiliated companies	677,056	679,348	2,292

Provision for income taxes	187,825	185,398	(2,427)
Equity in earnings of affiliated companies	90,000	137,802	47,802

Net income	579,231	631,752	52,521

Less – Net income attributable to noncontrolling interests	(26,766)	(18,696)	8,070

Net income attributable to Toyota Motor Corporation	552,465	613,056	60,591

Note:

Net income attributable to common shareholders for the first three months ended June 30, 2017 and 2016 is 609,983 million yen and 550,016 million yen, respectively, which is derived by deducting dividend and accretion to Model AA Class Shares of 3,073 million yen and 2,449 million yen, respectively, from Net income attributable to Toyota Motor Corporation.

	(Yen)
Net income attributable to Toyota Motor Corporation per common share		`
Basic	181.12	205.05	23.93
Diluted	179.11	202.84	23.73

TOYOTA MOTOR CORPORATION    FY2018 First Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

Consolidated Statements of Comprehensive Income

	(Yen in millions)
	FY2017 first quarter (Three months ended June 30, 2016)	FY2018 first quarter (Three months ended June 30, 2017)	Increase (Decrease)
Net income	579,231	631,752	52,521
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	(449,900)	15,288	465,188
Unrealized gains (losses) on securities	(265,202)	62,894	328,096
Pension liability adjustments	(3,608)	(1,330)	2,278

Total other comprehensive income (loss)	(718,710)	76,852	795,562

Comprehensive income (loss)	(139,479)	708,604	848,083

Less – Comprehensive income attributable to noncontrolling interests	4,267	(21,487)	(25,754)

Comprehensive income (loss) attributable to Toyota Motor Corporation	(135,212)	687,117	822,329

TOYOTA MOTOR CORPORATION    FY2018 First Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

(3) Consolidated Statements of Cash Flows

	(Yen in millions)
	FY2017 first quarter (Three months ended June 30, 2016)	FY2018 first quarter (Three months ended June 30, 2017)
Cash flows from operating activities:
Net income	579,231	631,752
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	382,289	400,618
Provision for doubtful accounts and credit losses	11,909	15,365
Pension and severance costs, less payments	10,359	(1,627)
Losses on disposal of fixed assets	7,130	10,531
Unrealized losses on available-for-sale securities, net	776	1
Deferred income taxes	10,842	24,607
Equity in earnings of affiliated companies	(90,000)	(137,802)
Changes in operating assets and liabilities, and other	265,677	128,920

Net cash provided by operating activities	1,178,213	1,072,365

Cash flows from investing activities:
Additions to finance receivables	(3,188,383)	(3,649,396)
Collection of and proceeds from sales of finance receivables	3,156,628	3,415,515
Additions to fixed assets excluding equipment leased to others	(343,480)	(281,402)
Additions to equipment leased to others	(616,586)	(591,088)
Proceeds from sales of fixed assets excluding equipment leased to others	7,812	9,995
Proceeds from sales of equipment leased to others	315,408	296,860
Purchases of marketable securities and security investments	(632,924)	(865,643)
Proceeds from sales of and maturity of marketable securities and security investments	395,438	635,292
Changes in investments and other assets, and other	347,379	12,089

Net cash used in investing activities	(558,708)	(1,017,778)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	1,218,630	1,200,362
Payments of long-term debt	(1,126,169)	(1,083,297)
Increase in short-term borrowings	254,921	123,934
Dividends paid to Toyota Motor Corporation class shareholders	(1,224)	(2,473)
Dividends paid to Toyota Motor Corporation common shareholders	(334,144)	(327,220)
Dividends paid to noncontrolling interests	(29,163)	(21,681)
Reissuance (repurchase) of treasury stock	(147,334)	653

Net cash used in financing activities	(164,483)	(109,722)

Effect of exchange rate changes on cash and cash equivalents	(120,192)	889

Net increase (decrease) in cash and cash equivalents	334,830	(54,246)

Cash and cash equivalents at beginning of period	2,939,428	2,995,075

Cash and cash equivalents at end of period	3,274,258	2,940,829

Note:

In the Consolidated Statements of Cash Flows, cash and cash equivalents include cash on hand, bank deposits that can be withdrawn at any time and short-term investments that can be converted into cash at any time and carry minimal risk of change in value.

TOYOTA MOTOR CORPORATION    FY2018 First Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

(4) Going Concern Assumption

None

(5) Significant Changes in Shareholders’ Equity

None

2.	Other Information

(1) Changes in significant subsidiaries during the current period

(Changes in specified subsidiaries that caused a change in the scope of consolidation)

None

(2) Simplified accounting procedures and accounting procedures specific to quarterly consolidated financial statements

Provision for income taxes

The provision for income taxes is computed by multiplying income before income taxes and equity in earnings of affiliated companies for the first quarter by estimated annual effective tax rates. These estimated annual effective tax rates reflect anticipated investment tax credits, foreign tax credits and other items, including changes in valuation allowances, that are expected to affect estimated annual effective tax rates.

(3) Changes in accounting principles, procedures, and disclosures for consolidated financial statements

In July 2015, the Financial Accounting Standards Board issued updated guidance to simplify the measurement of inventory. The parent company and its consolidated subsidiaries (“Toyota”) adopted this guidance on April 1, 2017. The adoption of this guidance did not have a material impact on Toyota’s consolidated financial statements.

Supplemental Material for Financial Results for FY2018 First Quarter (Consolidated)

< U.S. GAAP >

	FY2017										FY2018		FY2018
	1Q (2016/4-6)		2Q (2016/7-9)		3Q (2016/10-12)		4Q (2017/1-3)		12 months (’16/4-’17/3)		1Q (2017/4-6)		Forecast 12 months (’17/4-’18/3)
Vehicle Production (thousands of units)	2,149		2,240		2,240		2,347		8,975		2,216
(Japan) – including Daihatsu & Hino	934		1,059		1,013		1,104		4,109		1,023
[Daihatsu & Hino]	[194	]	[215	]	[236	]	[277	]	[921	]	[266	]
(Overseas) – including Daihatsu & Hino	1,215		1,181		1,227		1,243		4,866		1,193
[Daihatsu & Hino]	[86	]	[95	]	[114	]	[105	]	[400	]	[92	]
North America	527		508		494		534		2,063		509
Europe	144		135		175		183		637		176
Asia	420		409		434		411		1,674		383
Central and South America	69		69		76		68		282		79
Oceania	21		27		22		19		88		20
Africa	34		33		26		28		122		26
Vehicle Sales (thousands of units)	2,172		2,191		2,280		2,327		8,971		2,215		8,900
[First Half 6 months]									[4,363	]			[4,380	]
(Japan) – including Daihatsu & Hino	511		567		534		661		2,274		544		2,250
[Daihatsu & Hino]	[132	]	[146	]	[150	]	[195	]	[623	]	[164	]	[670	]
(Overseas) – including Daihatsu & Hino	1,661		1,624		1,746		1,666		6,697		1,671		6,650
[Daihatsu & Hino]	[72	]	[70	]	[82	]	[78	]	[302	]	[71	]	[300	]
North America	715		684		745		692		2,837		723		2,780
Europe	222		212		233		257		925		240		940
Asia	384		381		428		395		1,588		363		1,560
Central and South America	101		110		103		96		409		108		410
Oceania	64		65		66		66		260		74		280
Africa	43		47		44		46		180		42		190
Middle East	130		124		125		113		491		119		490
Other	2		1		2		1		7		2
Total Retail Unit Sales (thousands of units) [Toyota, Daihatsu and Hino]	2,529		2,538		2,645		2,539		10,251		2,590		10,250
Housing Sales (units)	1,185		1,611		1,282		6,243		10,321		2,312		17,500

Supplemental 1

Supplemental Material for Financial Results for FY2018 First Quarter (Consolidated)

< U.S. GAAP >

	FY2017					FY2018		FY2018
	1Q (2016/4-6)	2Q (2016/7-9)	3Q (2016/10-12)	4Q (2017/1-3)	12 months (’16/4-’17/3)	1Q (2017/4-6)		Forecast 12 months (’17/4-’18/3)
Foreign Exchange Rates
Yen to US Dollar Rate	108	102	109	114	108	111		as premise: 110
Yen to Euro Rate	122	114	118	121	119	122		as premise: 124
Market Share (Japan)
Toyota(excluding Mini-Vehicles) (%)	49.7	49.3	47.9	45.3	47.8	49.3		approximately: 47.0
Toyota, Daihatsu and Hino (including Mini-Vehicles) (%)	47.0	46.1	45.3	42.6	45.0	46.2
Number of Employees	354,974	355,264	357,072	364,445	364,445	371,888	(Note 1)
Net Revenues (billions of yen)	6,589.1	6,481.4	7,084.1	7,442.4	27,597.1	7,047.6		28,500.0
Geographic Information
Japan	3,361.4	3,619.0	3,772.4	4,077.9	14,830.8	3,686.3
North America	2,534.5	2,341.8	2,712.2	2,650.4	10,239.0	2,661.4
Europe	621.8	604.0	675.2	779.8	2,681.0	761.5
Asia	1,182.6	1,118.9	1,261.2	1,257.0	4,819.8	1,196.7
Other	521.5	525.0	559.9	554.5	2,161.0	612.4
Elimination	-1,632.8	-1,727.5	-1,896.9	-1,877.3	-7,134.7	-1,870.8
Business Segment
Automotive	6,029.0	5,908.9	6,469.5	6,674.2	25,081.8	6,368.6
Financial Services	438.9	432.0	476.0	476.6	1,823.6	503.7
All Other	249.0	283.8	276.0	512.1	1,321.0	337.9
Elimination	-127.8	-143.4	-137.4	-220.5	-629.3	-162.8
Operating Income (billions of yen)	642.2	474.6	438.5	438.9	1,994.3	574.2		1,850.0
(Operating Income Ratio) (%)	(9.7)	(7.3)	(6.2)	(5.9)	(7.2)	(8.1)		(6.5)
Geographic Information
Japan	290.3	194.3	209.3	508.2	1,202.2	319.2
North America	171.4	139.8	70.6	-70.7	311.1	89.2
Europe	9.0	25.5	18.1	-64.9	-12.2	20.3
Asia	127.4	95.3	124.6	87.7	435.1	104.3
Other	27.3	25.5	24.1	-18.3	58.6	38.6
Elimination	16.6	-5.9	-8.3	-3.0	-0.6	2.4
Business Segment
Automotive	543.4	393.9	382.7	372.8	1,692.9	489.3
Financial Services	90.2	61.9	42.6	27.5	222.4	75.3
All Other	10.3	16.9	16.5	37.5	81.3	13.6
Elimination	-1.7	1.8	-3.3	0.9	-2.3	-4.0
Income before Income Taxes (billions of yen)	677.0	499.4	587.5	429.7	2,193.8	679.3		2,050.0
(Income before Income Taxes Ratio) (%)	(10.3)	(7.7)	(8.3)	(5.8)	(7.9)	(9.6)		(7.2)
Equity in Earnings of Affiliated Companies (billions of yen)	90.0	78.3	89.6	104.0	362.0	137.8		380.0
Net Income (billions of yen)	552.4	393.7	486.5	398.4	1,831.1	613.0		1,750.0	(Note 2)
(Net Income Ratio) (%)	(8.4)	(6.1)	(6.9)	(5.4)	(6.6)	(8.7)		(6.1)
Dividends
Common Shares
Cash Dividends (billions of yen)	—	300.3	—	327.2	627.5	—	(Note 3)
Cash Dividends per Share (yen)	—	100	—	110	210	—
Payout Ratio (%)	—	32.1	—	37.3	34.6	—
Model AA Class Shares
Cash Dividends (billions of yen)	—	2.4	—	2.4	4.9	—	(Note 3)
Cash Dividends per Share (yen)	—	52.5	—	52.5	105	—
Value of Shares Repurchased (billions of yen) [actual purchase]	147.7	352.2	104.7	95.1	699.9	—	(Note 4)
Value of Shares Repurchased (billions of yen) [shareholder return]	—	199.9	—	250.0 (maximum )	449.9 (maximum )	—	(Note 4) (Note 5)
Number of Shares Canceled (thousands)	—	—	75,000	—	75,000	—	(Note 6)
Number of Outstanding Common Shares (thousands)	3,337,997	3,337,997	3,262,997	3,262,997	3,262,997	3,262,997
Number of Outstanding Model AA Class Shares (thousands)	47,100	47,100	47,100	47,100	47,100	47,100

Supplemental 2

Supplemental Material for Financial Results for FY2018 First Quarter (Consolidated)

< U.S. GAAP >

	FY2017					FY2018		FY2018
	1Q (2016/4-6)	2Q (2016/7-9)	3Q (2016/10-12)	4Q (2017/1-3)	12 months (’16/4-’17/3)	1Q (2017/4-6)		Forecast 12 months (’17/4-’18/3)
R&D Expenses (billions of yen)	274.1	258.2	261.5	243.5	1,037.5	278.6		1,060.0
Depreciation Expenses (billions of yen)	205.8	215.1	225.3	246.9	893.2	212.9		960.0	(Note 7)
Geographic Information
Japan	111.9	120.2	125.4	139.6	497.2	108.4		530.0
North America	42.0	43.1	44.0	49.1	178.4	45.5		200.0
Europe	11.1	11.7	13.3	14.0	50.3	15.4		60.0
Asia	32.2	31.5	33.1	34.8	131.7	34.1		130.0
Other	8.4	8.3	9.3	9.3	35.4	9.2		40.0
Capital Expenditures (billions of yen)	253.3	257.8	268.2	432.3	1,211.8	205.7		1,320.0	(Note 7)
Geographic Information
Japan	135.1	137.3	133.7	233.9	640.2	112.5		680.0
North America	70.1	85.3	84.4	134.5	374.5	65.3		340.0
Europe	10.8	12.9	12.8	22.3	58.9	4.8		70.0
Asia	29.1	14.4	29.2	30.2	103.1	13.3		140.0
Other	8.0	7.7	7.9	11.2	34.9	9.6		90.0
Total Liquid Assets (billions of yen)	8,700.2	8,469.6	8,819.3	9,199.5	9,199.5	9,364.0	(Note 8)
Total Assets (billions of yen)	44,524.3	43,776.1	48,111.4	48,750.1	48,750.1	49,456.0
Toyota Motor Corporation Shareholders’ Equity (billions of yen)	16,127.8	16,391.9	17,293.2	17,514.8	17,514.8	17,874.2
Return on Equity (%)	13.4	9.6	11.5	9.1	10.6	13.8
Return on Asset (%)	4.8	3.6	4.2	3.3	3.8	5.0
Number of Consolidated Subsidiaries (including Variable Interest Entities)					597
No. of Affil. Accounted for Under the Equity Method					54

Analysis of Consolidated Net Income for FY2018(Note 2) (billions of yen, approximately)	1Q (2017/4-6)
Effects of Marketing Activities	-30.0
Effects of Changes in Exchange Rates	-35.0
Cost Reduction Efforts	50.0
From Engineering	40.0
From Manufacturing and Logistics	10.0
Increases in Expenses, etc.	-45.0
Other	-7.9
(Changes in Operating Income)	-67.9
Non-operating Income	70.2
Equity in Earnings of Affiliated Companies	47.8
Income Taxes, Net Income Attributable to Noncontrolling Interests	10.4
(Changes in Net Income)(Note 2)	60.5

Translational impacts concerning operating income of overseas subsidiaries and concerning provisions in foreign currencies are included in “Effects of Changes in Exchange Rates”.

Supplemental 3

Supplemental Material for Financial Results for FY2018 First Quarter (Unconsolidated)

< Japan GAAP >

	FY2017					FY2018	FY2018
	1Q (2016/4-6)	2Q (2016/7-9)	3Q (2016/10-12)	4Q (2017/1-3)	12 months (’16/4-’17/3)	1Q (2017/4-6)	Forecast 12 months (’17/4-’18/3)
Toyota & Lexus brand
Domestic Vehicle Production (thousands of units)	740	844	777	827	3,188	757	3,180
Overseas Vehicle Production (thousands of units)	1,494	1,422	1,477	1,498	5,891	1,464	5,720
Domestic Vehicle Retail Sales (thousands of units)	366	413	382	475	1,636	390	1,580
Exports Vehicle Sales (thousands of units)	393	456	462	415	1,726	440	1,800
North America	160	175	201	170	706	190	770
Europe	60	73	65	66	264	57	250
Asia	59	77	74	57	267	72	280
Central and South America	10	14	11	14	49	12	50
Oceania	36	43	35	40	154	40	170
Africa	13	15	14	11	53	14	50
Middle East	54	57	61	55	227	53	230
Other	1	2	1	2	6	2
Net Revenues (billions of yen)	2,644.8	2,854.8	2,978.2	2,998.3	11,476.3	2,870.2	11,600.0
Domestic	939.6	1,036.7	973.2	1,135.9	4,085.5	962.8
Exports	1,705.2	1,818.0	2,004.9	1,862.3	7,390.7	1,907.3
Operating Income (billions of yen)	243.6	116.3	118.3	358.8	837.2	222.4	880.0
(Operating Income Ratio) (%)	(9.2)	(4.1)	(4.0)	(12.0)	(7.3)	(7.8)	(7.6)
Ordinary Income (billions of yen)	479.2	383.3	552.8	386.3	1,801.7	570.7	1,800.0
(Ordinary Income Ratio) (%)	(18.1)	(13.4)	(18.6)	(12.9)	(15.7)	(19.9)	(15.5)
Net Income (billions of yen)	406.8	331.1	479.1	312.7	1,529.9	488.1	1,540.0
(Net Income Ratio) (%)	(15.4)	(11.6)	(16.1)	(10.4)	(13.3)	(17.0)	(13.3)
R&D Expenses (billions of yen)	237.4	226.4	232.9	212.8	909.6	241.6	920.0
Depreciation Expenses (billions of yen)	57.5	55.6	50.4	49.0	212.6	58.4	240.0
Capital Expenditures (billions of yen)	64.9	56.8	63.1	109.6	294.5	54.0	300.0

Analysis of Unconsolidated Net Income for FY2018 (billions of yen, approximately)	1Q (2017/4-6)
Marketing Efforts	20.0
Effects of Changes in Exchange Rates	-30.0
Cost Reduction Efforts	35.0
From Engineering	30.0
From Manufacturing and Logistics	5.0
Increases in Expenses, etc.	-45.0
Other	-1.1
(Changes in Operating Income)	-21.1
Non-operating Income	112.6
Income Taxes, etc.	-10.2
(Changes in Net Income)	81.3

Cautionary Statement with Respect to Forward-Looking Statements

        This report contains forward-looking statements that reflect Toyota’s plans and expectations.

        These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include, but are not limited to: (i) changes in economic conditions, market demand, and the competitive environment affecting the automotive markets in Japan, North America, Europe, Asia and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro, the Australian dollar, the Russian ruble, the Canadian dollar and the British pound, and interest rates fluctuations; (iii) changes in funding environment in financial markets and increased competition in the financial services industry; (iv) Toyota’s ability to market and distribute effectively; (v) Toyota’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (vi) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota’s automotive operations, particularly laws, regulations and government policies relating to vehicle safety including remedial measures such as recalls, trade, environmental protection, vehicle emissions and vehicle fuel economy, as well as changes in laws, regulations and government policies that affect Toyota’s other operations, including the outcome of current and future litigation and other legal proceedings, government proceedings and investigations; (vii) political and economic instability in the markets in which Toyota operates; (viii) Toyota’s ability to timely develop and achieve market acceptance of new products that meet customer demand; (ix) any damage to Toyota’s brand image; (x) Toyota’s reliance on various suppliers for the provision of supplies; (xi) increases in prices of raw materials; (xii) Toyota’s reliance on various digital and information technologies; (xiii) fuel shortages or interruptions in electricity, transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; and (xiv) the impact of natural calamities including the negative effect on Toyota’s vehicle production and sales.

        A discussion of these and other factors which may affect Toyota’s actual results, performance, achievements or financial position is contained in Toyota’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

(Note 1)	Shows the number of employees as of the end of each period (excluding loan employees from Toyota and its consolidated subsidiaries (“Toyota”) to outside Toyota and including loan employees from outside Toyota to Toyota)
(Note 2)	Shows “Net income attributable to Toyota Motor Corporation”
(Note 3)	2Q= Interim Dividend, 4Q= Year-end Dividend, FY= Annual Dividend
(Note 4)	Value of common shares repurchased (excluding shares constituting less than one unit that were purchased upon request)
(Note 5)	Value of common shares repurchased (shareholder return on Net Income for the period)
(Note 6)	Number of common shares canceled
(Note 7)	Figures for depreciation expenses and capital expenditures do not include vehicles in operating lease
(Note 8)	Excludes financial subsidiaries

Translational impacts concerning operating income of overseas subsidiaries and concerning provisions in foreign currencies are included in “Effects of Changes in Exchange Rates”.

Supplemental 4